UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 17 February 2022

Financial information at December 31, 2021

Orange achieves all of its 2021 targets and expects to generate organic cash flow of at least 2.9 billion euros in 2022

In millions of euros	4Q 2021	change comparable basis	change historical basis	12M 2021	change comparable basis	change historical basis
Revenues	11,148	0.5%	2.1%	42,522	0.8%	0.6%
EBITDAaL	3,179	(0.7)%	(0.1)%	12,566	(0.5)%	(0.9)%
Operating Income				2,521	(54.5)%	(54.3)%
Consolidated net income				778		(84.6)%
eCAPEX (excluding licenses)	2,106	(6.2)%	(6.3)%	7,660	7.8%	7.4%
EBITDAaL - eCAPEX	1,073	12.3%	14.7%	4,906	(11.3)%	(11.6)%
Organic cash-flow (telecom activities)				2,401		(3.7)%

•  Revenues up 0.8%[1] for the full year 2021, driven by the solid performance of Africa & Middle East (+10.6%) and a strong increase in equipment sales (+8.5%)

•  Excellent performance in Fiber: 11.8 million fiber (FTTH) customers (+22.1%) out of 56.5 million connectable households (+19.7%). In France, the FTTH customer base recorded a year-on-year increase of 31.7%.

•  EBITDAaL 0.5% lower for the year, in line with the target

Excluding the 2021 employee shareholding program, EBITDAaL was up 0.8% as a result of the notable performances in Africa & Middle East and Europe excluding Spain, which offset the decline in Spain, the Enterprise segment and France. Excluding co-financing, France posted year-on-year EBITDAaL growth of 1.5% with a very strong commercial performance.

•  eCAPEX rose 7.8% in 2021 to 7.7 billion euros, in line with the target, after the high level of co-financing and the pandemic-related slowdown in investment seen in 2020. eCAPEX began to decline in the second half of the year.

•  Organic cash-flow from telecoms activities stood at 2.4 billion euros, fully in line with the goal to exceed 2.2 billion euros.

•  The Shareholders' Meeting of 19 May 2022 will decide on the distribution of a dividend of 0.70 euros per share.

Orange has set itself the following targets for 2022:

•  EBITDAaL to increase by 2.5% to 3%

•  eCAPEX no greater than 7.4 billion euros[2]

•  Organic cash flow from telecoms activities of at least 2.9 billion euros

•  Net debt/EBITDAaL ratio for telecoms activities unchanged at around 2x in the medium term

•  Maintaining the dividend for the financial year 2022 at 0.70 euros including an interim dividend of 0.30 euros in December 2022

For 2023, Orange confirms all of its commitments including organic cashflow from telecoms activities of at least 3.5 billion euros.

Commenting on the publication of these results, Stéphane Richard, Chairman and Chief Executive Officer of the Orange group, said:

"The Group’s results reflect a solid 2021 performance. Indeed, Orange has delivered on its commitments and is confirming all its objectives for 2023, including organic cashflow of between 3.5 and 4 billion euros. Thanks to our investments, today we’re the uncontested European fiber optic leader with a vast network of over 56 million connectable households across the Group’s footprint.

Our European leadership in convergence has also been confirmed with 11.5 million clients, and the integration of TKR in Romania and the process that is well under way in Belgium to acquire Voo are further reinforcing this.

In France, our largest market, our commercial performance has been very strong and customer satisfaction is constantly growing.

The dynamic in our Africa zone has been remarkable, with a 11% increase in revenues. With over 44 million 4G clients, mobile data continues its development generating revenues in this segment that are up 25%.

Our ambitious moves into cybersecurity and banking are paying off. With revenues of 800 million euros, cybersecurity has delivered a 14% growth in 2021 while Orange Bank now has 1.7 million clients in Europe.

Finally, our operational efficiency program "Scale Up" is well under way and we are driving our efforts forward in this regard.

The Group’s commercial performance has also been excellent, actively contributing to the achievement of our 2021 objectives in a context marked by important challenges: the move from copper to Fiber, the transition to providing IT services and also the turnaround of the situation in Spain. So, excluding non-operational factors such as the employee share offer, our margin and organic cash-flow are growing.

I’d like to express my gratitude to all of the Group’s teams right around the world who, thanks to their relentless application, have allowed us to deliver this excellent performance.

With my mandate as Chairman and Chief Executive drawing to a close in the coming weeks, it is with pride that I look upon everything that we have accomplished over these past twelve years. I am confident about Orange’s future, that of a solid company that has shown itself capable of capturing new growth opportunities while at the same time strengthening its network leadership."

___________________________________________________________________________________

The Board of Directors of Orange SA met on February 16, 2022 to review the consolidated financial statements for the year ended December 31, 2021. The Group's statutory auditors performed their audit procedures on those financial statements and the audit report relating to their certification will be issued at the beginning of March 2022

More detailed information on the Group's financial results and performance indicators is available on the Orange website at https://www.orange.com/en/consolidated-results.

Comments on Group key figures

Revenues

The Orange group posted 2021 revenues of 42.5 billion euros, a year-on-year increase of 0.8% after 0.5% growth in the fourth quarter.

Africa & Middle East was the main contributor to this growth, with a year-on-year increase of 10.6%, followed by Europe excluding Spain (+2.6%) and the Enterprise segment (+0.5%). The decline in France (-1.6%) was due to a reduction in Fiber network co-financing compared to 2020.

Retail services[3] continued to expand, driven by convergent services (+1.9% year-on-year) in France and Europe excluding Spain, and mobile-only services (+4.2%) in Africa & Middle East. Fixed only services declined 2.8%. Wholesale revenues were down 6.8% due to co-financing in France, while IT&IS services and equipment sales continued to increase, the latter returning to close to their 2019 level.

Customer base growth

There were 11.5 million convergent customers Group-wide at December 31, 2021, up 2.1%[4] year-on-year.

Mobile services had 224.3 million access lines at December 31, 2021, up 4.3% year-on-year, including 82.0 million contracts, an increase of 4.8% compared to a year ago.

Fixed services totaled 46.4 million access lines at December 31, 2021 (down 1.7% year-on-year), including 11.8 million FTTH access lines, which continued their strong growth (+22.1% year on year). Fixed narrowband access lines were down 13.3% year-on-year.

Mobile Financial Services had nearly 1.7 million customers in Europe and 0.7 million customers in Africa.

EBITDAaL

Group EBITDAaL stood at 12.6 billion euros in 2021 (-0.5%), in line with the objective of "stable but negative" EBITDAaL. This result included an expense of 172 million euros related to the 2021 employee shareholding program that involves approximately 1% of share capital and mainly concerns France and the Enterprise segment. Excluding this program, EBITDAaL was up 0.8%. The still low level of roaming compared to 2019 was also a factor in this result.

EBITDAaL from telecom activities was 12.7 billion euros, down 0.8%.

Operating income

Group operating income stood at 2,521 million euros in 2021, down from 5,537 million euros on a comparable basis in 2020.

This decrease was mainly due to the recognition in the first half 2021 of a goodwill impairment for Spain amounting to 3.7 billion euros.

Net income

The Orange group's consolidated net income totaled 778 million euros in 2021, compared with 5,055 million euros in 2020.

This decline was linked to lower operating income as well as the 2.2 billion euros in tax income recognized at the end of 2020.

eCAPEX

Group eCAPEX was up 7.8% to 7,660 million euros in 2021, following the slowdown in investment related to the public health crisis and the significant co-financing received in 2020. This was in line with the stated target of between 7.6 billion euros and 7.7 billion euros.

At December 31, 2021, Orange had 56.5 million households with FTTH connectivity worldwide (up 19.7% year on year). In France, the FTTH customer base was up 31.7%.

Organic cash flow

Organic cash-flow from telecoms activities stood at 2.4 billion euros in 2021 (versus 2.5 billion euros in 2020), fully in line with the goal to exceed 2.2 billion euros.

Before allocation of the tax refund received in 2020, organic cash flow amounted to 2.7 billion euros, in keeping with the return to growth that began in 2020.

Net financial debt

The Orange group's net financial debt at December 31, 2021 stood at 24.3 billion euros. This increase of 0.8 billion euros compared to 2020, despite the disposal of 50% of Orange Concession, was mainly the result of the tax refund allocation and telecommunication license payments (notably the 5G license in Spain).

The net debt ratio at December 31, 2021 was 1.91x, substantially in line with the medium-term objective of around 2x.

"Scale Up" operational efficiency program

To ensure it achieves its objectives, in 2020 Orange launched the "Scale Up" operational efficiency program, thereby confirming its commitment to generating 1 billion euros in net savings from a defined scope[5] of 13.8 billion euros in indirect costs in 2019.

By 2021 year-end, cumulative net savings of more than 300 million euros had been generated from within that scope versus 2019. These savings were mainly the result of a structural decline in the workforce and a change in working methods precipitated by the pandemic, with positive impacts on the cost base.

Against a backdrop of inflation and strong pressure on energy prices, Orange expects to achieve cumulative net savings of around 600 million euros by the end of 2022, a further step towards reaching its target of 1 billion euros by the end of 2023.

Changes in asset portfolio

On November 3, 2021, Orange completed the disposal of 50% of the capital of Orange Concessions to a consortium comprising La Banque des Territoires, CNP Assurances and EDF Invest. The sale was based on an enterprise value of 2.7 billion euros for 100% of the capital and resulted in Orange renouncing sole control over this entity and its subsidiaries.

On December 24, 2021, Orange Belgium signed an agreement to acquire 75% minus one share of VOO SA based on an enterprise value of 1.8 billion euros for 100% of the capital. The transaction, which is part of the Group's convergence strategy, is expected to generate significant synergies linked to the transfer of VOO's MVNO business to the Orange Belgium network. The acquisition has been submitted for European Commission approval, which is expected in 2022.

Dividend

For the fiscal year 2021, the Shareholders' Meeting of May 19, 2022 will decide on the distribution of a dividend of 0.70 euros per share. Taking into account the 0.30-euro interim dividend paid on December 15, 2021, the balance of the dividend to be proposed to the Shareholders' Meeting will be 0.40 euros per share, to be paid in cash on June 9, 2022. The ex-dividend date will be June 7, 2022.

For fiscal year 2022, the 2023 Shareholders' Meeting will be asked to approve a maintained dividend of 0.70 euros per share. An interim dividend of 0.30 euros per share will be paid in December 2022.

Review by operating segment

France

In millions of euros	4Q 2021	change comparable basis	change historical basis	12M 2021	change comparable basis	change historical basis
Revenues	4,658	(1.5)%	(1.8)%	18,092	(1.6)%	(2.0)%
Retail services (B2C+B2B)	2,740	1.6%	1.6%	10,846	0.8%	0.8%
Convergence	1,200	3.9%	3.9%	4,697	3.0%	3.0%
Mobile only	577	4.0%	3.5%	2,276	1.8%	1.4%
Fixed only	963	(2.4)%	(2.1)%	3,872	(2.4)%	(2.2)%
Wholesale	1,302	(9.3)%	(10.3)%	5,313	(8.4)%	(9.4)%
Equipment sales	403	(5.7)%	(5.7)%	1,226	3.3%	3.3%
Other revenues	214	26.2%	26.5%	708	9.6%	9.9%
EBITDAaL				6,867	(2.9)%	(4.1)%
EBITDAaL / Revenues				38.0%	(0.5 pt)	(0.8 pt)
Operating Income				2,653	(28.8)%	(30.3)%
eCAPEX				4,117	9.5%	9.9%
eCAPEX / Revenues				22.8%	2.3 pt	2.5 pt

Continued acceleration in retail services driven by an excellent commercial performance

Orange France reached 1.4 million new fiber customers in 2021 as very solid net fiber additions continued, with 351,000 added in the fourth quarter. Fiber remains a powerful customer acquisition tool with more than 53% of new fiber customers also being new to the Group. In early 2022, Orange France crossed the threshold of 6 million fiber customers. These figures illustrate the success of its copper-to-fiber transition strategy, which has allowed it to maintain its fixed-line market share throughout the region.

In mobile, Orange France posted strong growth in net additions in the fourth quarter (+132,000 excluding M2M), mostly driven by the success of the Orange brand premium plans following the revamp of its offers in October. Despite still-fierce competition in the last quarter of the year, Orange managed to increase all its ARPOs, including the convergent ARPO which rose 1.50 euros year on year and now exceeds 70 euros. At the same time, Orange recorded the lowest churn rate for a fourth quarter in four years.

The financial results for the fourth quarter reflected this excellent operational performance. Revenues fell 1.5% as a result of lower co-financing levels that affected wholesale services but were stable (+0.2%) excluding co-financing, driven by retail services, where growth continued to accelerate (+1.6% in 4Q, +1.2% in 3Q, +0.4% in 2Q and -0.2% in 1Q). Excluding PSTN,[6] retail services even increased 4.0%.

For the full year 2021, EBITDAaL fell 2.9% due to the co-financing received in 2020. Excluding this co-financing, EBITDAaL rose 1.5% despite the negative impact of around 100 million euros related to the employee shareholding program launched in October.

eCAPEX increased 9.5% from 2020 when it had dropped sharply due to the pandemic and the level of co-financing received from third parties. Having reached its peak, it began to decline in the second half of the year (-7.9%). Fiber network deployment has now exceeded 80% of 2023 targets, with 28.8 million households connectable to FTTH at the end of 2021 nationwide, including more than 16 million deployed directly in private areas.

Europe

In millions of euros	4Q 2021	change comparable basis	change historical basis	12M 2021	change comparable basis	change historical basis
Revenues	2,833	(1.5)%	4.3%	10,579	(0.8)%	(0.0)%
Retail services (B2C+B2B)	1,854	(1.8)%	4.1%	7,046	(2.3)%	(1.4)%
Convergence	704	4.1%	5.5%	2,720	0.1%	0.1%
Mobile only	721	(3.5)%	(3.4)%	2,887	(4.5)%	(5.0)%
Fixed only	314	(13.9)%	18.0%	1,087	(7.2)%	0.4%
IT & Integration services	115	16.0%	13.8%	352	15.9%	13.7%
Wholesale	509	(2.8)%	3.3%	1,886	(2.9)%	(1.9)%
Equipment sales	425	(1.0)%	4.0%	1,490	8.4%	8.4%
Other revenues	45	31.3%	34.3%	157	17.9%	17.1%
EBITDAaL				2,830	(2.9)%	(3.5)%
EBITDAaL / Revenues				26.7%	(0.6 pt)	(1.0 pt)
Operating Income				(2,933)	na	na
eCAPEX				1,893	1.8%	2.5%
eCAPEX / Revenues				17.9%	0.5 pt	0.4 pt

Improved profitability

Revenues in Europe were down 1.5% in the fourth quarter compared to 2020 due to Spain. Excluding Spain they were up 0.5% in the fourth quarter, resulting in annual growth of 2.6% on the previous year.

For the full year 2021, Europe managed to grow all its customer bases, in particular due to the fourth quarter when, including the integration of TKR, it achieved 58,000 mobile contract net additions excluding M2M and 34,000 fixed broadband net additions, of which 88,000 were fiber net additions.

The decline in EBITDAaL in 2021 was limited to 2.9%, reflecting a clear improvement in profitability in the second half of the year (with a stable performance) compared to the first half (-5.9%). Europe excluding Spain rose 6.6% for the full year, due in particular to excellent performances in Poland (+5.9%) and Belgium (+9.0%).

In Spain, revenues were down 4.0% in the fourth quarter. Retail services were still in decline but continued to improve their trend (-5.4% versus -7.9% in the third quarter). Wholesale revenues declined and equipment revenues slowed after the significant catch-up in the preceding quarters, with both having a limited impact on the margin. Revenues for the full year fell 4.7%.

Sales figures for the quarter reflected the quest for balance between volume growth and value preservation in a particularly intense competitive environment. FTTH and mobile contract net additions remained positive, while fixed broadband net additions and convergent offers were slightly negative. In the year as a whole, offer segmentation and the attention paid to the customer experience resulted in a sharp reduction in the churn rate, a significant improvement in the development of convergent ARPO, and growth in the convergent, mobile contract and FTTH customer bases, while stabilizing that of fixed broadband.

Spain's 2021 EBITDAaL declined 12.7%, a level similar to that of 2020, due to the repositioning of offers. A clear improvement in the trend between the first and second halves of the year (-16.2% and -9.0%) gives us confidence of continued improvement in 2022 as expected and a return to growth in EBITDAaL from 2023.

Africa & Middle East

In millions of euros	4Q 2021	change comparable basis	change historical basis	12M 2021	change comparable basis	change historical basis
Revenues	1,687	9.0%	11.4%	6,381	10.6%	9.4%
Retail services (B2C+B2B)	1,469	10.8%	12.9%	5,579	12.8%	11.4%
Mobile only	1,284	10.6%	12.6%	4,884	12.2%	10.5%
Fixed only	178	14.2%	17.5%	664	17.3%	18.2%
IT & Integration services	7	(27.8)%	(22.5)%	31	9.0%	23.0%
Wholesale	178	(1.5)%	0.9%	654	(4.7)%	(5.8)%
Equipment sales	31	2.1%	15.8%	112	16.5%	25.7%
Other revenues	9	(17.8)%	(15.4)%	36	(14.5)%	(16.1)%
EBITDAaL				2,265	16.8%	15.3%
EBITDAaL / Revenues				35.5%	1.9 pt	1.8 pt
Operating Income				1,291	27.6%	25.7%
eCAPEX				1,064	3.8%	2.7%
eCAPEX / Revenues				16.7%	(1.1 pt)	(1.1 pt)

Remarkable performance continues

Africa & Middle East recorded strong growth in revenues in the fourth quarter compared to 2020 (+9.0%).

This performance was driven by double-digit growth in retail services (+10.8% after +15.0% in the third quarter), thanks to mobile data (+25.2%) and fixed broadband (+23.5%), both of which recorded very strong momentum in customer base growth.

In the face of changes in Orange Money's market conditions in some of its coverage area, the Group adjusted its commercial strategy, most notably by reviewing its offer pricing. This led to an increase in Orange Money's active customer base and transaction volumes in all countries in the fourth quarter but led to a significant drop in revenues (-17.9%).

For the full year, EBITDAaL increased 16.8% and operating margin (EBITDAaL as a proportion of revenues) rose 2 points thanks to strict cost control.

These excellent results enable the Group to confirm all its medium-term goals in Africa & Middle East, in particular double-digit EBITDAaL growth and even faster growth in organic cash flow.

Enterprise

In millions of euros	4Q 2021	change comparable basis	change historical basis	12M 2021	change comparable basis	change historical basis
Revenues	2,053	0.7%	0.2%	7,757	0.5%	(0.6)%
Fixed only	900	(5.0)%	(4.5)%	3,633	(4.8)%	(5.7)%
Voice	269	(11.2)%	(11.0)%	1,106	(10.1)%	(10.6)%
Data	630	(2.1)%	(1.4)%	2,527	(2.3)%	(3.3)%
IT & Integration services	885	2.9%	0.9%	3,195	5.4%	3.6%
Mobile *	269	16.1%	16.1%	929	6.8%	6.8%
Mobile only	164	1.6%	0.9%	636	(1.2)%	(2.0)%
Wholesale	11	(18.7)%	(18.7)%	42	(7.3)%	(7.3)%
Equipment sales	94	65.2%	68.7%	250	39.0%	43.0%
EBITDAaL				970	(8.3)%	(5.2)%
EBITDAaL / Revenues				12.5%	(1.2 pt)	(0.6 pt)
Operating Income				474	(27.5)%	(23.7)%
eCAPEX				318	(5.1)%	(6.0)%
eCAPEX / Revenues				4.1%	(0.2 pt)	(0.2 pt)

Accelerated business transformation

The shift in customers' usage from traditional voice solutions to purely digital communication services accelerated during the pandemic. As a result of growth in IT and Integration Services, despite difficulties in the supply of electronic components, as well as the performance of mobile, revenues for the Enterprise segment were up in the fourth quarter compared to 2020 (+0.7%), and returned to growth for the full year (+0.5%).

Revenues for IT and Integration Services now account for more than 41% of Enterprise revenues, an increase of 2 points from 2020.

This accelerated transition from high-margin legacy activities to the Group's new growth drivers explains the 8.3% decline in 2021 EBITDAaL, which was also affected by the employee shareholding operation at the end of the year. Against this backdrop, 2022 EBITDAaL is still expected to decline slightly and the objective of the future general management of Enterprise will be to return to growth from 2023.

International Carriers & Shared Services

In millions of euros	4Q 2021	change comparable basis	change historical basis	12M 2021	change comparable basis	change historical basis
Revenues	381	2.3%	2.9%	1,515	4.2%	4.5%
Wholesale	264	1.0%	2.0%	1,056	1.0%	1.7%
Other revenues	117	5.2%	5.1%	460	12.3%	11.5%
EBITDAaL				(237)	(27.9)%	3.0%
EBITDAaL / Revenues				(15.6)%	(2.9 pt)	1.2 pt
Operating Income				1,217	na	na
eCAPEX				243	168.1%	82.7%
eCAPEX / Revenues				16.0%	9.8 pt	6.9 pt

Revenues from International Carriers and Shared Services grew 2.3% in the fourth quarter. International wholesale services also rose slightly. Other revenues continue to benefit from growth in Orange Marine's cable-laying and survey activities, albeit to a lesser extent than in previous quarters.

The decline in EBITDAaL in 2021 (-27.9%) was primarily due to increased sponsoring costs related to rights for the 2024 Paris Olympic Games and higher payroll costs related to the 2021 employee shareholding program.

Mobile Financial Services

In millions of euros	12M 2021	change comparable basis	change historical basis
Net Banking Income (NBI)	109	57.0%	57.8%
Cost of bank credit risk	(46)	46.3%	46.3%
Operating Income	(182)	9.3%	7.0%
eCAPEX	24	(26.8)%	(20.1)%

EBITDAaL improving

The level of Net Banking Income (NBI) increased strongly from 69 million euros in 2020 to 109 million euros in 2021 (+57.0%). This performance resulted from growth, both in volume and value, of the customer base which reached 1.7 million customers in Europe and 0.7 million in Africa. In France, almost all new customers subscribe to paid offers.

Growth in NBI drove up EBITDAaL, which improved by 34 million euros in 2021.

Calendar of upcoming events

26 April 2022 - Publication of First-Quarter 2022 results
19 May 2022 - Annual Shareholders Meeting
28 July 2022 - Publication of First Half-Year 2022 results

Contacts

Press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com

Financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 17 March 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 18 March 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	4Q 2021	4Q 2020 comparable basis	4Q 2020 historical basis	variation comparable basis	change historical basis
Revenues	11,148	11,097	10,917	0.5%	2.1%
France	4,658	4,727	4,744	(1.5)%	(1.8)%
Europe	2,833	2,875	2,715	(1.5)%	4.3%
Africa & Middle-East	1,687	1,548	1,515	9.0%	11.4%
Enterprise	2,053	2,038	2,050	0.7%	0.2%
International Carriers & Shared Services	381	372	370	2.3%	2.9%
Intra-Group eliminations	(464)	(463)	(477)
EBITDAaL (1)	3,179	3,201	3,182	(0.7)%	(0.1)%
o/w Telecom activities	3,225	3,259	3,241	(1.1)%	(0.5)%
As % of revenues	28.9%	29.4%	29.7%	(0.4 pt)	(0.8 pt)
o/w Mobile Financial Services	(46)	(59)	(59)	22.1%	22.1%
eCAPEX	2,106	2,245	2,247	(6.2)%	(6.3)%
o/w Telecom activities	2,096	2,237	2,238	(6.3)%	(6.3)%
as % of revenues	18.8%	20.1%	20.5%	(1.3 pt)	(1.7 pt)
o/w Mobile Financial Services	10	9	9	11.8%	11.8%
EBITDAaL - eCAPEX	1,073	956	936	12.3%	14.7%

(1) EBITDAaL adjustments are described in Appendix 2.

31 December data

In millions of euros	12M 2021	12M 2020 comparable basis	12M 2020 historical basis	variation comparable basis	change historical basis
Revenues	42,522	42,201	42,270	0.8%	0.6%
France	18,092	18,394	18,461	(1.6)%	(2.0)%
Europe	10,579	10,665	10,580	(0.8)%	(0.0)%
Africa & Middle-East	6,381	5,770	5,834	10.6%	9.4%
Enterprise	7,757	7,718	7,807	0.5%	(0.6)%
International Carriers & Shared Services	1,515	1,454	1,450	4.2%	4.5%
Intra-Group eliminations	(1,802)	(1,801)	(1,861)
EBITDAaL (1)	12,566	12,635	12,680	(0.5)%	(0.9)%
o/w Telecom activities	12,696	12,799	12,839	(0.8)%	(1.1)%
As % of revenues	29.9%	30.3%	30.4%	(0.5 pt)	(0.5 pt)
France	6,867	7,073	7,163	(2.9)%	(4.1)%
Europe	2,830	2,914	2,932	(2.9)%	(3.5)%
Africa & Middle-East	2,265	1,939	1,964	16.8%	15.3%
Enterprise	970	1,058	1,023	(8.3)%	(5.2)%
International Carriers & Shared Services	(237)	(185)	(244)	(27.9)%	3.0%
o/w Mobile Financial Services	(131)	(165)	(160)	20.7%	18.3%
Operating Income	2,521	5,537	5,521	(54.5)%	(54.3)%
o/w Telecom activities	2,702	5,736	5,715	(52.9)%	(52.7)%
o/w Mobile Financial Services	(182)	(200)	(195)	9.3%	7.0%
Consolidated net income	778		5,055		(84.6)%
Net income attributable to equity owners of the Group	233		4,822		(95.2)%
eCAPEX	7,660	7,103	7,132	7.8%	7.4%
o/w Telecom activities	7,636	7,070	7,102	8.0%	7.5%
as % of revenues	18.0%	16.8%	16.8%	1.2 pt	1.2 pt
o/w Mobile Financial Services	24	33	30	(26.8)%	(20.1)%
EBITDAaL - eCAPEX	4,906	5,532	5,548	(11.3)%	(11.6)%
Organic cash-flow (telecom activities)	2,401		2,494		(3.7)%

(1) EBITDAaL adjustments are described in Appendix 2.

In millions of euros	December 31 2021	December 31. 2020
Net financial debt (1)	24,269	23,489
Ratio of financial debt / EBITDAaL from telecom activities (2)	1.91	1.83

(1) Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL for telecoms activities is calculated as the ratio of the Group's net financial debt compared to EBITDAaL for telecoms activities calculated over the previous 12 months.

Appendix 2: adjusted data to income statement items

Quarterly data

	4Q 2021			4Q 2020 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	11,148	-	11,148	10,917	-	10,917
External purchases	(4,919)	(20)	(4,939)	(4,877)	(6)	(4,883)
Other operating income	243	53	296	201	-	201
Other operating expense	(217)	(92)	(309)	(174)	(47)	(221)
Labor expenses	(2,270)	(1,255)	(3,525)	(2,132)	(59)	(2,190)
Operating taxes and levies	(363)	(5)	(368)	(340)	-	(340)
Gains (losses) on disposal of fixed assets, investments and activities	na	2,133	2,133	na	155	155
Restructuring costs	na	(47)	(47)	na	(14)	(14)
Depreciation and amortization of financed assets	(21)	-	(21)	(18)	-	(18)
Depreciation and amortization of right-of-use assets	(388)	-	(388)	(365)	-	(365)
Impairment of right-of-use assets	0	(31)	(31)	-	(52)	(52)
Interests expenses on liabilities related to financed assets	(0)	0	na	(0)	0	na
Interests expenses on lease liabilities	(34)	34	na	(29)	29	na
EBITDAaL	3,179	771	na	3,182	7	na
Significant litigation	(45)	45	na	(39)	39	na
Specific labor expenses	(1,256)	1,256	na	(52)	52	na
Fixed assets, investments and business portfolio review	2,133	(2,133)	na	155	(155)	na
Restructuring program costs	(78)	78	na	(66)	66	na
Acquisition and integration costs	(18)	18	na	(21)	21	na
Interests expenses on liabilities related to financed assets	na	(0)	(0)	na	(0)	(0)
Interests expenses on lease liabilities	na	(34)	(34)	na	(29)	(29)

31 December data

	12M 2021			12M 2020 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	42,522	-	42,522	42,270	-	42,270
External purchases	(17,950)	(23)	(17,973)	(17,684)	(6)	(17,691)
Other operating income	730	53	783	604	-	604
Other operating expense	(535)	(165)	(700)	(560)	(229)	(789)
Labor expenses	(8,626)	(1,291)	(9,917)	(8,465)	(25)	(8,490)
Operating taxes and levies	(1,890)	(36)	(1,926)	(1,924)	-	(1,924)
Gains (losses) on disposal of fixed assets, investments and activities	na	2,507	2,507	na	228	228
Restructuring costs	na	(331)	(331)	na	(25)	(25)
Depreciation and amortization of financed assets	(84)	-	(84)	(55)	-	(55)
Depreciation and amortization of right-of-use assets	(1,481)	-	(1,481)	(1,384)	-	(1,384)
Impairment of right-of-use assets	0	(91)	(91)	-	(57)	(57)
Interests expenses on liabilities related to financed assets	(1)	1	na	(1)	1	na
Interests expenses on lease liabilities	(120)	120	na	(120)	120	na
EBITDAaL	12,566	744	na	12,680	6	na
Significant litigation	(134)	134	na	(211)	211	na
Specific labor expenses	(1,276)	1,276	na	(12)	12	na
Fixed assets, investments and business portfolio review	2,507	(2,507)	na	228	(228)	na
Restructuring program costs	(422)	422	na	(83)	83	na
Acquisition and integration costs	(51)	51	na	(37)	37	na
Interests expenses on liabilities related to financed assets	na	(1)	(1)	na	(1)	(1)
Interests expenses on lease liabilities	na	(120)	(120)	na	(120)	(120)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	4Q 2021	4Q 2020 historical basis	12M 2021	12M 2020 historical basis
eCAPEX	2,106	2,247	7,660	7,132
Elimination of proceeds from sales of property, plant and equipment and intangible assets	64	179	163	444
Telecommunication licenses	213	922	926	969
Financed assets	16	68	40	241
Investments in property, plant and equipment and intangible assets	2,399	3,415	8,789	8,787

Appendix 4: key performance indicators

In thousand, at the end of the period	December 31 2021	December 31 2020
Number of convergent customers	11,533	11,295
Number of mobile accesses (excluding MVNOs) (1)	224,311	215,026
o/w	Convergent customers mobile accesses	20,937	20,272
Mobile only accesses	203,375	194,754
o/w	Contract customers mobile accesses	82,026	78,300
Prepaid customers mobile accesses	142,285	136,726
Number of fixed accesses (2)	46,365	47,168
Fixed Retail accesses	31,119	31,501
Fixed Broadband accesses	23,491	22,701
o/w	Very high-speed broadband fixed accesses	12,302	10,113
Convergent customers fixed accesses	11,533	11,295
Fixed accesses only	11,958	11,405
Fixed Narrowband accesses	7,628	8,800
Fixed Wholesale accesses	15,246	15,667
Group total accesses (1+2)	270,676	262,194

2020 data is presented on a comparable basis.

Key indicators by country are presented in the "Orange investors data book 4Q 2021," available at www.orange.com under Finance/Results: www.orange.com/en/consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile only services, (iii) Fixed only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile only services

Mobile only Services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile only ARPO: average quarterly revenues from Mobile only (ARPO) calculated by dividing revenues from Mobile only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile only customer.

Fixed only services

Fixed only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed only broadband ARPO: average quarterly revenues from fixed only broadband (ARPO) calculated by dividing the revenue from fixed only broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of fixed only broadband customers over the same period. ARPO is expressed as monthly revenues per fixed only broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fiber access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, and (iii) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis

[2] Before taking into account the pending acquisition of Voo in Belgium

[3] Retail services (B2C and B2B). See definition in the attached glossary.

[4] Unless otherwise stated, the changes presented in this press release are on a comparable basis

[5] Scope corresponding to Group indirect costs excluding (i) Africa & Middle East and Mobile Financial Services, and (ii) labor expenses, other network expenses and IT expenses for Enterprise IT and integration services.

[6] Revenue related to the public switched telephone network.

ORANGE

Date: February 17, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations